111 Congress Avenue, Suite 1700 Austin, Texas 78701 512.320.9200 Phone 512.320.9292 Fax andrewskurth.com

July 18, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-4561

Mail Stop 4561

RE:	LDR Holding Corporation

Confidential Draft Registration Statement on Form S-1

Submitted on June 5, 2013

CIK No. 0001348324

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, LDR Holding Corporation (the “Company”), in response to comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 2, 2013 (the “Staff Letter”) relating to the above-referenced submission (the “Submission”). The Company is concurrently submitting an amended draft registration statement on Form S-1, which incorporates changes made in response to the Staff’s comments (“Confidential Submission No. 2” and, the Submission as so amended by Confidential Submission No. 2, the “Registration Statement”).

For the convenience of the Staff, we have reproduced the Comments in italicized, bold type and followed each Comment with the Company’s response. Except as otherwise specifically indicated, page references correspond to the pages of Confidential Submission No. 2.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Austin Beijing Dallas Houston London New York Research Triangle Park The Woodlands Washington, DC

Securities and Exchange Commission

Re: LDR Holding Corporation

July 18, 2013

Response: The Company is supplementally providing the requested information under separate cover.

2.	Please update the financial statements and related disclosures in your filing, as necessary, as required by Rule 3-12 of Regulation S-X.

Response: The Company will revise future filings to include updated financial statements, as required by Rule 3-12 of Regulation     S-X.

Graphics

3.	The graphics on the front and back cover of your prospectus should only include text to the extent necessary to explain briefly the visuals in the presentation and should not repeat information already contained in the summary or business sections. Also, the text should present a balanced view of your business, rather than highlighting only your positive aspects. Please remove the text entirely or revise the front and back cover page accordingly.

Response: In response to the Staff’s comment, the Company has included revised graphics on the front and back cover of the prospectus. The Company believes that the revised graphics are appropriate to explain the graphical representation of the Company’s products, including products attributes, that are not readily apparent from the pictures presented as well as to explain the features that differentiate the Company’s products from its competitors.

4.	In light of your limited sample size, please tell us why you believe it is appropriate to include the graph which appears on the back cover page of the prospectus.

Response: The Company respectfully advises the Staff that the graph represents the results of the Company’s Mobi-C FDA pivotal clinical trial and it does not believe the sample size of this trial was limited. The sample size was approved by the FDA as part of a statistical plan, also approved by the FDA. The results of the clinical trial using the sample size showed statistical superiority of the Mobi-C device at two vertebral levels when compared to Anterior Discectomy and Fusion (“ACDF”) as shown in the chart. The FDA approved use of this chart as part of our Mobi-C marketing literature. While the sample size may seem small in comparison to sample sizes used in the pharmaceutical industry, sample sizes for medical devices such as Mobi-C are much smaller, but still able to show statistical differences that are considered scientifically valid by the FDA and the general medical and scientific community. The Company believes that the graphical representation of the results of the Company’s FDA trial is important information that highlights the benefits of Mobi-C over the current standard treatment for degenerative cervical discs. The Company has modified the graphic to reference the Summary of Safety and Effectiveness Data, which is an FDA-accepted comprehensive summary of the

Securities and Exchange Commission

Re: LDR Holding Corporation

July 18, 2013

clinical trial data published on the FDA’s website for every PMA approved device, such as Mobi-C. The Company believes that the graphical representation of the results of the Company’s FDA trial is important information that highlights the benefits of Mobi-C over current treatment options.

Table of Contents, page i

5.	We note that while the FDA has not approved Mobi-C in the United States, your disclosure is presented upon the assumption that FDA approval has been secured. This approach is not appropriate and therefore the staff is not in position to review significant portions of the registration statement at this time. In this regard, we note that disclosure regarding Mobi-C is woven throughout and appears in nearly all sections of the prospectus. Be advised that your disclosure must speak as to the state of events on the date of submission rather than as to a prospective date by which you hope that certain events will occur. Please substantially revise your disclosure to speak as of the date of submission. We may have further comment after reviewing your revised disclosure.

Response: In response to the Staff’s comment, the Company has removed this assumption from Confidential Submission No. 2. In addition, the Company has revised the “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections in the Registration Statement in response to the Staff’s comment. Please see, for example, pages 1, 14, 64, 84 and 93. The Company anticipates that in the event that it receives FDA approval for the marketing of Mobi-C in the United States, which it currently expects to receive in July 2013, it will revise the disclosure in its future filings to be consistent with the language in the Submission.

Prospectus Summary, page 1

6.	Your summary should be a balanced description of your business. Please revise the first paragraph of this section to provide prominent disclosure of your losses and cumulative deficit. In addition, please disclose that you expect to incur continuing losses in the near term.

Response: The Company has revised the “Prospectus Summary” and the “Business” sections in the Registration Statement in response to the Staff’s comment. Please see, for example, pages 1 and 85.

7.

Please provide supplemental, qualitative, or quantitative support for your claims that your products are less invasive, provide greater intra-operative flexibility, offer simplified surgical techniques and promote improved clinical outcomes for patients as compared to existing alternatives. In addition, please provide support for your claims

Securities and Exchange Commission

Re: LDR Holding Corporation

July 18, 2013

that your VerteBRIDGE product is the first platform of interbody devices with integrated fixation to market that may be implanted without screws and that such products have experienced rapid clinical adoption. Please also provide support for your statements that products can be implanted without the use of keels or screws, allowing for a simplified, less invasive and bone sparing surgical approach as compared to other existing cervical disc replacement devices.

Response: The Company is supplementally providing the requested information under separate cover. The Company respectfully advises the Staff that certain of these materials are not in the public domain. Therefore, pursuant to Rule 418(b) under the Securities Act, the Company respectfully requests that the Staff return these supplemental materials to the Company or the undersigned counsel following completion of the Staff’s review of such information. The Company has not filed this supplemental information in electronic format.

8.	We note that your summary focuses extensively on the strengths of your products. Please revise the summary and business sections to provide balancing disclosure addressing relevant limitations and/or competitive disadvantages facing your products.

Response: The Company has revised the “Prospectus Summary” and “Business” sections in the Registration Statement in response to the Staff’s comment.

Market Opportunity, page 2

9.	Please provide us with the relevant portions of the industry sources you cite throughout the prospectus, including as described on page 55. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic or claim, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were commissioned by you.

Response: The Company is supplementally providing the requested information under separate cover. None of these reports were prepared or commissioned by the Company.

Our Products, page 4

10.	Please explain how your “traditional fusion” products differ from your VerteBRIDGE and Mobi product lines. We note, for example, the discussion of the risks associated with your private-label products which would appear to be among your line of “traditional fusion” products.

Response: The Company has revised the “Prospectus Summary” and “Business” sections in the Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

Re: LDR Holding Corporation

July 18, 2013

Summary Consolidated Financial Information, page 10

11.	We note here and throughout the filing that you have presented pro forma adjustments relating to the conversion of the convertible preferred stock into shares of common stock as though the conversion occurred on March 31, 2013. We further note from page F-20 that such conversion occurs only upon the closing of a firm commitment underwritten public offering in which the public offering price equals or exceeds $3.50 per share (adjusted to reflect subsequent stock dividends, stock splits or recapitalizations), and the aggregate gross proceeds raised is at least $50,000,000. Please clarify your disclosures to disclose that this conversion is automatic. Please explain to us why you believe these pro forma adjustments are factually supportable by confirming to us that you presently expect the offering to meet such conditions. If management subsequently concludes the conditions may not be satisfied, please revise the filing accordingly.

Response: While the Company’s management has only had preliminary discussions of the Company’s valuation with the underwriters, the Company currently believes that the offering will meet the conditions noted in the Staff’s comment. In the event that the Company subsequently concludes that the conditions mentioned in the Staff’s comment are not satisfied, the Company will revise the Registration Statement accordingly.

12.	As a related matter, we note here and throughout the filing that you have presented pro forma adjustments relating to the conversion of the convertible notes into shares of common stock as if such conversion occurred on March 31, 2013. We further note from page F-19 that upon the consummation of an initial public offering with aggregate gross proceeds of at least $50,000,000, the holders of the convertible notes may elect to convert some or all of the notes into shares of common stock. Additionally, we note your disclosures on page 133 that “at this time, we do not know whether the holders of our convertible notes will, upon the consummation of this offering, elect to convert their convertible notes into shares of our common stock or elect to have their convertible notes paid in cash.” Please explain to us why you believe these pro forma adjustments are factually supportable taking into consideration that conversion is uncertain at the option of the holder. If management concludes the conditions may not be satisfied, please revise the filing accordingly.

Response: The Company believes that the pro forma adjustments to reflect the conversion of the convertible notes that are presented in the Registration Statement are factually supportable and appropriate because the Company believes, for the reasons set forth below, that it is likely that each of the holders of the convertible notes will elect to convert the convertible notes into the Company’s common stock. Prior to submitting the Registration Statement to the Commission, the Company’s management had discussions with each of the holders of the convertible notes regarding whether or not such holder, upon the consummation of the offering, intended to elect to convert its convertible notes

Securities and Exchange Commission

Re: LDR Holding Corporation

July 18, 2013

into common stock or have the Company pay such convertible notes in cash and each holder of the convertible notes informed the Company that it intended to convert its convertible notes into common stock. However, this intention was not a binding decision by the holders of the convertible notes to convert their convertible notes in the offering. In addition, the terms of the convertible notes provide the holders thereof with an economic incentive to convert the convertible notes into common stock. As disclosed on page 137 of the Registration Statement, upon the consummation of an initial public offering, if a holder elects not to convert its convertible notes into shares of common stock and instead receive cash, such holder will be entitled to repayment of 150% of all unpaid principal and accrued but unpaid interest under the convertible note. However, if a holder elects to convert its convertible note into shares of common stock, such holder will be entitled to receive common stock with a value (based on the price of shares sold in the offering) equal to 200% of the unpaid principal and accrued but unpaid interest under the convertible note. Accordingly, the Company believes that the pro forma adjustments to reflect the conversion of the convertible notes into common stock, rather than the repayment of the convertible notes into cash, is supportable because of both conversations that management of the Company has had with convertible note holders and the economic terms of the convertible notes themselves.

Additionally, based upon the beneficial conversion feature associated with the convertible notes, upon the consummation of the initial public offering and the resolution of the contingent conversion feature, the Company will record a charge to its operating results related to the beneficial conversion feature equal to the difference between the fair value of the Company’s common stock issued to the holders of the convertible notes and the value the holders would have otherwise received had they elected to receive cash. The Company has included a description of the charge that will be recorded commensurate with the initial public offering to the pro forma financial information on page 57 if the note holders elect to convert the notes.

13.	Additionally, we note that you are presenting pro forma and pro forma as adjusted net loss per share as of December 31, 2012 and March 31, 2013. Please explain to us why you are presenting the adjustments in footnotes 1 through 4 here and on page 62 as if the conversions of the convertible preferred stock and convertible notes occurred on March 31, 2013 as it relates to your December 31, 2012 financial information.

Response: The Company has revised the Registration Statement in response to the Staff’s comment on pages 11 and 63 of the Registration Statement.

Securities and Exchange Commission

Re: LDR Holding Corporation

July 18, 2013

14.	We note here and throughout the filing that you are presenting the conversion of the convertible notes as a pro forma as adjusted adjustment for the Statement of Comprehensive Income (Loss) and as a pro forma adjustment for the Balance Sheet. Please explain to us why the conversion of the convertible notes is not consistently presented for all of your pro forma financial information.

Response: The Company has revised the Registration Statement in response to the Staff’s comment on pages 11 and 63 of the Registration Statement.

15.	We note here and throughout the filing that you have presented pro forma balance sheet adjustments relating to the Reorganization. We further note from page 134 that prior to the consummation of this offering that you intend to effect an amendment to the put-call agreement in which LDR Holding can require the holders of capital stock of Medical to exchange their shares into shares of capital stock of LDR Holding. Please explain to us why you believe these pro forma adjustments are factually supportable, including clarifying the timing of when the amended agreement will be consummated. If management subsequently concludes the conditions may not be satisfied, please revise the filing accordingly.

Response: The Company respectfully advises the Staff that the amended and restated put-call agreement may be amended by the written consent of (i) the Company, (ii) Médical and (iii) the holders of a majority of the capital stock of Médical (excluding any capital stock held by the Company). Our three co-founders and executive officers, Christophe Lavigne, Hervé Dinville and Patrick Richard, collectively own substantially more than a majority of the capital stock of Médical (excluding any capital stock held by the Company), and have each orally communicated their consent to amend the amended and restated put-call agreement. Accordingly, the Company does not believe that there is any scenario which would preclude the adoption of the amendment to the amended and restated put-call agreement, as described on page 138 of the Registration Statement. Given these facts, the Company believes that the reflection of the Reorganization in the pro forma balance sheet is factually supportable. The Company intends to adopt the amendment to the amended and restated put-call agreement in August 2013. Any filings subsequent to the adoption of the amendment to the amended and restated put-call agreement will be revised to reflect such amendment accordingly. If, for whatever reason, the Company decides not to adopt the amendment or concludes that the amendment conditions may not be satisfied, the Company will revise future filings accordingly.

Industry and Market Data, page 55

16.	We note the final sentence of the second and third paragraphs of this section. Revise to clarify, if true, that you believe the information in the prospectus to be reliable as of the date of the prospectus. To the extent you are unable to make this representation, please remove such information.

Securities and Exchange Commission

Re: LDR Holding Corporation

July 18, 2013

Response: The Company has revised the “Industry and Market Data” section of the Registration Statement in response to the Staff’s comment.

Use of Proceeds, page 56

17.	Please disclose the approximate amount of proceeds intended to be used for each of the purposes you identify in the second paragraph.

Response: The Company has revised the “Use of Proceeds” section in the Registration Statement in response to the Staff’s on page 56 of the Registration Statement.

Capitalization, page 57

18.	We note the second bullet point on page 57. Please revise here and throughout the filing to disclose the number of shares to be issued upon the Reorganization.

Response: The Company has revised the Registration Statement in response to the Staff’s comment on pages 12 and 57 of the Registration Statement.

19.	Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Response: The Company has revised the Registration Statement in response to the Staff’s comment on page 58 of the Registration Statement.

Management’s Discussion and Analysis, page 64

20.	Please revise and expand your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. Your disclosure should discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the overview see Interpretive Release No. 33-8350 on our website.

Response: The Company has revised the Registration Statement in response to the Staff’s comment on pages 64 and 65 of the Registration Statement.

Securities and Exchange Commission

Re: LDR Holding Corporation

July 18, 2013

Liquidity and Capital Resources, page 71

21.	Please disclose the impact of materially dilutive issuances, including the warrants issued in connection with the loan facility. Refer to Item 303(a)(2)(ii) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 71 to include a general discussion of the company’s known material trends, favorable and unfavorable, in their capital resources as required under Item 303(a)(2) (ii) of Regulation S-K. In addition, the Company has expanded its disclosure on page 73 to include a discussion on the warrants issued in connection with the loan facility.

Indebtedness, page 72

22.	Please tell us why you have not included a discussion of the Short-Term Financing and Various Notes Payable as identified in Note 9 on page F-17 of your financial statements.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 73 to include a discussion on the Short-term Financing and Various Notes Payable as identified in Note 9 on page F-17.

23.	Please disclose the restrictive covenants for your loan facility.

Response: The Company has revised the Registration Statement in response to the Staff’s comment on page 73 of the Registration Statement.

24.	Please tell us where the agreements described in this section are identified in the exhibit index.

Response: The Company has revised the exhibit index to the Registration Statement in response to the Staff’s comment. The Company will file all exhibits to the Registration Statement along with the Company’s first public filing of the Registration Statement.

Goodwill and Intangible Assets, page 75

25.	Please discuss the nature and development of your recorded goodwill to provide an historical context and understanding of your financial condition. Identify the reporting unit(s) to which it is allocated and disclose whether any reporting unit has a fair value that is not substantially in excess of carrying value. Refer to Item 303(a) of Regulation S-K.

Securities and Exchange Commission

Re: LDR Holding Corporation

July 18, 2013

Response: The Company was formed in 2006, principally as a financing vehicle associated with the reorganization of its two principal subsidiaries, LDR Spine USA, Inc., a Delaware corporation (“Spine”) and LDR Médical S.A.S. , a French société par actions simplifiée (“Médical”). In connection with the formation of the Company and the reorganization of Spine and Médical (the “Reorganization”), the stockholders of Spine and Médical agreed to contribute their ownership interests to the Company in exchange for preferred stock and/or common stock of the Company. Prior to the Reorganization, Spine was an independent distributor operating under an exclusive distribution agreement with Médical for the sale and distribution of Médical’s products in the U.S. For accounting purposes, Médical was deemed to be the acquirer and Spine the acquiree. The goodwill that is recorded represents the excess of the fair value of the capital that was exchanged in the Reorganization and the fair value of the identifiable assets and assumed liabilities of Spine that were acquired by Médical as of the Reorganization date. As of the Reorganization date, the Company concluded that the goodwill should be assigned to the Spine reporting unit, as the U.S. operations were expected to benefit from the synergies of the business combination as contemplated in the Reorganization.

In response to the Staff’s comment, the Company has revised its disclosure on page 76 to state that the fair value of the reporting unit to which the goodwill is allocated was substantially in excess of the carrying value of as of October 1, 2012, the Company’s most recent annual impairment test.

26.	For reporting units with a fair value that is not substantially in excess of carrying value, please disclose:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to the reporting unit;

•	Description of the key assumptions used and how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions; and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and paragraphs 350-20-35-4 through 8 of the FASB Accounting Standard Codification.

Securities and Exchange Commission

Re: LDR Holding Corporation

July 18, 2013

Response: As discussed in the Company’s response to the SEC’s Comment 25 and the Company’s revised disclosure on page 76, the fair value of the Spine reporting unit was substantially in excess of the carrying value as of October 1, 2012, the Company’s most recent annual impairment test. Therefore, the Company does not believe that the additional disclosures under Item 303(a)(3)(ii) of Regulation S-K and paragraphs 350-20-35-4 through 8 of the FASB Accounting Standards Codification are applicable.

Foreign Exchange Risk; page 82

27.	Please disclose the foreign exchange risk of your Euro denominated debt in your reporting currency. Refer to Item 305 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 83 of the Registration Statement to include further disclosure regarding the foreign exchange risk of its Euro denominated debt.

Suppliers, page 104

28.	We note the final sentence of the first paragraph of this section. Please tell us if you have any material contracts with suppliers, whether long-term, short-term, single source or limited source. If so, please file the agreements. Also, with a view toward disclosure, please tell us the typical length of your supply agreements.

Response: The Company has revised the Registration Statement in response to the Staff’s comment on page 105 of the Registration Statement. Furthermore, the Company has revised the exhibit index to the Registration Statement in response to the Staff’s comment to list the material supply agreements. The Company will file the supply agreements as exhibits to the Registration Statement along with the Company’s first public filing of the Registration Statement.

Competition, page 105

29.	Please identify your primary competitors in the traditional and non-traditional spinal product markets. If certain of the competitors compete only with respect to certain products, please revise to clarify.

Response: The Company advises the Staff that all of our significant competitors, which include Medtronic Spine and Biologics, DePuy Synthes Spine (a division of Johnson & Johnson), Globus Medical, Nuvasive and Stryker (collectively, the “Significant Competitors”) compete in both the traditional and non-traditional spinal product markets. All of the Significant Competitors have products that directly compete with the Company’s VerteBRIDGE fusion platform, and, except for Stryker, the Company’s Mobi non-fusion platform. The Company has revised the Registration Statement in response to the Staff’s comment on page 105 of the Registration Statement.

Securities and Exchange Commission

Re: LDR Holding Corporation

July 18, 2013

Executive Compensation, page 124

30.	Please provide disclosure explaining how you determined the amount of compensation, including base salary, to pay to each named executive officer. It is unclear whether the compensation committee relied on third-party industry compensation reports or otherwise. Please clarify what information was used and how the committee made its determinations.

Response: The Company has revised the Registration Statement in response to the Staff’s comment on page 125 of the Registration Statement.

31.	Revise the final paragraph on page 124 to clarify the targets and formulas for payment for Mr. Lavigne.

Response: The Company has revised the Registration Statement in response to the Staff’s comment on page 126 of the Registration Statement.

Certain Relationships and Related Party Transactions, page 133

32.	Please tell us where the agreements described in this section are included in the exhibit index.

Response: The Company has revised the exhibit index to the Registration Statement in response to the Staff’s comment. The Company will file all exhibits to the Registration Statement along with the Company’s first public filing of the Registration Statement.

Convertible Note Financing, page 133

33.	Please disclose the amounts that could be paid out in cash to each of the holders of these notes. Also, if you intend to use the proceeds of this offering to pay the amounts due, it is unclear why you have not discussed this in your use of proceed section. Please revise or advise.

Response: The Company has revised the Registration Statement in response to the Staff’s comment on page 138 of the Registration Statement. As noted in the Company’s response to Comment 12, the holders of the convertible notes have informed the Company that they intend to convert the convertible notes into the Company’s common stock.

Securities and Exchange Commission

Re: LDR Holding Corporation

July 18, 2013

Amended and Restated Put-Call Agreement, page 134

34.	Please identify with specificity the ownership interests of each of the parties to this agreement.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to list the ownership interests of the Company’s executive officers and directors who are parties to the Amended and Restated Put-Call Agreement on page 138 of the Registration Statement.

Notes to Consolidated Financial statements, page F-7

Note 2 – Significant Accounting Policies, page F-7

35.	Please disclose your policy for patent costs and assets.

Response: In response to the Staff’s comment, the Company respectfully refers the Staff to its disclosure on page F-10 Note 2 (i) Goodwill and Other Intangible Assets, which states that patent costs are amortized on a straight-line basis over an estimated useful life of ten years.

36.	Please disclose your policy for recognition of interest expense for the effective rate of your long-term debt.

Response: In response to the Staff’s comment, the Company has included its policy for the recognition of interest expense on page F-13.

(g) – Inventory, page F-9

37.	We note your disclosure on page 74 that you have consigned inventory maintained at hospitals or with your direct sales representatives or independent sales agencies. Please revise to separately present your consigned inventory. Refer to Question 2 of SAB Topic 13(A)(2).

Response: The Company respectfully advises the Staff that it does not believe that the inventory that is maintained at hospitals or with its direct sales representatives or independent sales agencies meets the characteristics of a consignment arrangement as described in Question 2 of SAB Topic 13(A)(2) as title, rights and ownership interests in the inventory remains with the Company at all times. However, in response to the Staff’s comment, the Company has revised its disclosure on page F-9 to separately disclose inventory that is maintained at hospitals or with its sales agents as of the end of each period presented in the financial statements and has removed the word “consigned” on page 25 and page 76.

Securities and Exchange Commission

Re: LDR Holding Corporation

July 18, 2013

(q) – Net Loss Per Share, page F-13

38.	Please disclose your policy for warrants issued for nominal consideration on your net loss per share. Refer to SAB Topic 4.D.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page F-13 to disclose the Company’s policy for warrants issued for nominal consideration on net loss per share.

Note 9 – Long-term Debt, page F-17

(d) – Convertible Notes, page F-19

39.	Please revise to disclose the effective interest rate on the convertible notes.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to disclose the effective interest rate on the convertible notes on page F-19 of the Registration Statement.

Note 10 – Stockholders’ Equity, page F-20

40.	Please describe the anti-takeover provisions to be effective upon the completion of an offering. Refer to paragraph 505-10-50-3 of the FASB Accounting Standards Codification.

Response: The Company respectfully advises the Staff that it has included a description of the anti-takeover provisions applicable to the holders of the Company’s common stock upon completion of the offering on page 149 of the Confidential Submission No. 2. The Company does not believe that such disclosure would be appropriate in Note 10 to its Consolidated Financial Statements because those anti-takeover provisions were not in place as of the date of the Company’s financial statements. Note 10 includes a description of the rights, preferences and principles of each class and series of the Company’s capital stock outstanding on March 31, 2013. The Company respectfully believes that this disclosure is consistent with the requirements of paragraph 505-10-50-3 of the FASB Accounting Standards Codification.

41.	Please disclose any agreements to purchase capital stock of Medical.

Response: The Company respectfully advises the Staff that the only agreements to purchase the capital stock of Médical are stock options and other stock awards. The Company has revised its disclosure on page F-25 to disclose the number of the Company’s shares that are subject to options and other awards outstanding to purchase Class A common stock of Médical, which are subject to the Escrow Agreement discussed in Note 10 to the Consolidated Financial Statements.

Securities and Exchange Commission

Re: LDR Holding Corporation

July 18, 2013

(g) – Escrow Agreement, page F-21

42.	We note you have consolidated 100% of Medical as you considered its 47.04% as if converted. Please further explain the basis for your accounting, referring to the specific guidance under U.S GAAP.

Response: As discussed in the Company’s response to the Staff’s Comment 25, the Company was formed in 2006, principally as a financing vehicle associated with the reorganization of its two principal subsidiaries, Spine and Médical. In connection with the Reorganization, the stockholders of Spine and Médical agreed to contribute their ownership interests to the Company in exchange for preferred stock and/or common stock of the Company. Equity interests of Médical were converted to equity interests of the Company at an approximate 1 to 39 ratio (the “Exchange Ratio”).

In connection with the Reorganization, the Company and Médical entered into a put-call agreement, as amended, which provided that the equity instruments of certain individual Médical stockholders and warrant holders (the “Escrowed Medical Equity”) be placed in escrow and held by the escrow agent until such shares are converted to common stock of the Company. The Escrowed Medical Equity represents approximately 47.04% of the outstanding shares of Médical that are not owned by the Company as of December 31, 2012 and March 31, 2013. Pursuant to the put-call agreement, as amended, each Médical stockholder party to the put-call agreement, as amended, may convert his, her or its Escrowed Medical Equity into common stock of the Company at any time upon delivery of a put notice. In addition, the Company has a right, at its sole discretion, to cause the Médical stockholders to exchange the Escrowed Medical Equity for common stock of the Company at any time following the delivery of a notice of an approved liquidation event of the Company through delivery of a call notice. Any exchange of the Escrowed Medical Equity for common stock of the Company following either a put or call notice will be converted at the Exchange Ratio.

In determining whether to consolidate 100% of Médical or to attribute a portion of its operations to non-controlling interests in its financial statements, the Company considered the definition of non-controlling interests under ASC 810-10-20, which defines non-controlling interest as the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. As there is no outcome associated with the put-call agreement and associated escrow provisions thereof other than the eventual conversion of the Escrowed Medical Equity into shares of the Company’s capital stock, in substance, the Médical stockholders effectively own shares of the Company’s capital stock. Accordingly, the Company directly or indirectly owns 100% of Médical, and thus, there is no non-controlling interest.

Securities and Exchange Commission

Re: LDR Holding Corporation

July 18, 2013

In addition, by analogy, the Company referenced the consensus reached by the EITF task force in EITF 00-4, Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Non-controlling Interest in That Subsidiary (ASC 480-10-55-53 through 58), which states that a forward or combination of option contracts should be viewed on a combined basis with the non-controlling interest and accounted for as a financing of the parent’s purchase of the non-controlling interest and that the parent would consolidate 100%t of the subsidiary. Finally, the Company also considered whether the Médical stockholders whose shares of Médical’s capital stock are subject to the put-call agreement, as amended and the associated escrow provisions thereof are entitled to any incremental rights, voting or otherwise, including whether such stockholders would have any incremental or different rights if Médical were to be sold or otherwise liquidated. The Company concluded there are no such rights and thus, in substance, the Médical stockholders effectively own stock in the Company.

(h) Warrants, page F-22

43.	We note that you estimate the volatility of your common stock “based on historical volatility that matches the expected remaining life of the warrants.” Considering that you are not a public company, please revise to explain how you determined the volatility used in your Monte Carlo valuation model to value the common stock warrants.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page F-23 to clarify that the volatility used in our Monte Carlo valuation model was based on the historical volatilities of comparable public companies. Please refer to the Company’s response to the Staff’s Comment 45 regarding the selection of comparable publically traded companies.

Note 11 – Stock Options, page F-24

44.	Please note that we will delay our final assessment of stock based compensation pending inclusion of the estimated IPO price in the filing.

Response: The Company acknowledges the Staff’s comment.

(b) – Accounting for Stock-Based Compensation, page F-25

45.	We note that in connection with estimating the fair value of each option grant you have used the historical volatility of comparable publicly traded companies. Please describe to us in greater detail the nature of the comparable publicly traded companies you selected and the basis for your conclusion to select those companies. Discuss how you considered factors such as industry, stage of life cycle, size and financial leverage when selecting the comparable companies. Refer to paragraphs 718-10-55-36 and 37 of the FASB Accounting Standards Codification and Question 6 in SAB Topic 14.D.1.

Securities and Exchange Commission

Re: LDR Holding Corporation

July 18, 2013

Response: In selecting the comparable publicly traded companies used to estimate expected volatility for stock-based compensation, the Company first considered a broader group of comparable guideline companies whose stocks are actively traded from its 409A valuations. In selecting the comparable guideline companies in its 409A valuations, considerations were given to their financial condition and operating performance, among other factors including industry, stage of life cycle, size and financial leverage. The Company then considered the following factors to identify a group of comparable publicly traded companies that have similar attributes as the Company:

•

Industry – the Company is a global medical device company focused on the design and commercialization of surgical technologies for the treatment of patients suffering from spine disorders. The medical device industry and the spine implant market in particular, is a highly competitive industry with intense competition. The comparable publicly traded companies selected for calculating expected volatility for purposes of stock-based compensation, are medical device companies focused on the design, development and commercialization of products for the surgical treatment of spine disorders and have devices or treatment alternatives that compete directly with the Company’s products. In selecting the comparable publicly traded companies for estimating expected volatility for stock-based compensation, the Company excluded larger publicly traded companies that offer medical or orthopedic devices to treat numerous disorders, of which one being the spine, as these companies may not be as vulnerable to volatility directly impacting the spine market.

•

Stage of life cycle – the Company has a portfolio of commercialized products consisting of exclusive technology products and traditional fusion products and generates revenue in the United States and from more than 25 countries globally. The comparable publicly traded companies selected also have commercialized products and generate revenue in the United States and numerous countries internationally.

•

Size – for the year ended December 31, 2012, the Company’s total revenue was $90.8 million. For the year ended December 31, 2012, the total revenue for the comparable publicly traded companies ranged from $196.3 million to $620.3 million. In selecting the comparable publicly traded companies for estimating expected volatility for stock-based compensation, the Company excluded larger publicly traded companies with revenues in excess of $1.0 billion as these companies have significantly greater financial, technical, marketing and other resources than the Company.

Securities and Exchange Commission

Re: LDR Holding Corporation

July 18, 2013

Using the above factors, the Company identified a peer group consisting of four companies which were used to estimate volatility for purposes of the Company’s fair value estimates associated with its share based payments.

Note 15—Net Loss Per Share, page F-31

46.	Please reconcile the 30,043,000 shares of redeemable convertible preferred stock with your disclosures on page F-20 which discloses that you have 30,500,000 shares of Series C convertible preferred stock.

Response: In response to the Staff’s comment, a reconciliation of the Series C redeemable convertible preferred stock for all periods presented in the Form S-1 is as follows:

Shares authorized (page F-20)	30,500,000
Shares issued and outstanding (page F-3)	30,042,918
Shares unissued	457,082

Exhibit 23.1

47.	Please provide a currently dated consent from your independent accountants as required by Item 601(b)(23)(i) of Regulation S-K prior to requesting effectiveness.

Response: The Company acknowledges the Staff’s comment and will provide a consent from our independent accountants as required by Item 601(b)(23)(i) of Regulation S-K prior to requesting effectiveness.

*        *        *

Please refer any questions to the undersigned at (512) 320-9290.

Respectfully submitted,

Andrews Kurth LLP

/s/ Ted Gilman
Ted Gilman